August 27, 2010

VIA EDGAR AND U.S. MAIL

United States Securities
and Exchange Commission
Attn:	Ms. Chanda DeLong
Staff Attorney, Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	SORL Auto Parts, Inc.
Form 10-K
Filed March 29, 2010
File No. 001-13409

Definitive Proxy Statement on Schedule 14A
Filed April 9, 2010

Dear Ms. DeLong:

This letter contains our response to comments of the Staff set forth in the Commission’s letter dated August 13, 2010.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  We respond to the specific comments of the Staff as follows:

1.  Please revise the second half of your signature page to include the signature of your principal accounting officer or controller.

Response:

We will file a Form 10-K/A that identifies Mr. Zong Yun Zhou, our Chief Financial Officer, as our principal accounting officer.

2.  Please file an amendment to your Form 10-K which includes a certification that references your 10-K for the fiscal year ended December 31, 2009, as this one appears to reference your fiscal year ended December 31, 2008.

Response:

We will file a Form 10-K/A with appropriate certification.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 8

United States Securities and Exchange Commission
August 27, 2010

3.  Please revise to discuss your board’s leadership structure and why you have determined that such structure is appropriate.  Please also discuss the board’s role in risk oversight and the effect that this has on the board’s leadership structure.  Refer to Item 407(h) of Regulation S-K.

Nominating and Corporate Governance Committee, page 10

4.  Please revise to include a discussion of how the nominating committee, or the board as a whole, considers diversity in identifying nominees for director.  Refer to Item 407(c)(2)(vi) of Regulation S-K.

Identifying and Evaluating Nominees for Director, page 12

5.  We note the general discussion in the last full paragraph of page 11 regarding the experience of your directors.  Please revise this section to disclose each director’s specific experience qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company on an individual basis.  Refer to Item 402(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05

Response to Staff Comments 3, 4 and 5:

We propose to file the following additional proxy solicitation material, which in addition to responding to the staff’s comments, also updates our disclosure regarding management with respect to Mr. Tao, who became our Chief Operating Officer following the end of fiscal 2009.

Board Leadership Structure and Role in Risk Oversight

Our board includes a majority of independent directors, and our CEO serves as Chairman of the Board.  Mr. Zhang has served as Chairman of the Board since May 7, 2004. Having our CEO serve as Chairman of the Board is consistent with the historical practice of SORL.

United States Securities and Exchange Commission
August 27, 2010

In addition to a majority of our directors being independent, all of the directors on each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are independent directors and each of these committees is led by a committee chair. The committee chairs set the agendas for their committees and report to the full board on their work. We do not have a lead director, but our non-management directors meet in executive session without management present as frequently as they deem appropriate.  The chairs of the independent board committees rotate as presiding director, and the presiding director acts as a liaison between the non-management directors and the Chairman and CEO.

Our company has employed this leadership structure of having a combined Chairman and Chief Executive Officer for many years, and we believe that this leadership structure has been effective for the Company. We believe that having a combined Chairman and Chief Executive Officer, a board with a majority of independent directors who meet regularly in executive session, and independent chairs for the board’s Audit, Compensation, and Nominating and Corporate Governance committees provides the best form of leadership for the Company and the board of directors. We have a single leader for our Company and he is seen by our employees, customers, business partners, shareowners and other stakeholders as providing strong leadership for the Company, in our industry and in the communities in which we operate.

Our board is responsible for overseeing our risk management. The board delegates many of these functions to the Audit Committee. The Audit Committee discusses with management financial risk assessment and enterprise risk management, including the process by which major financial and accounting risk assessment and management is undertaken by the Company. The Audit Committee also oversees our corporate compliance programs, as well as the internal audit function. In addition to the Audit Committee’s work in overseeing risk management, our full board regularly engages in discussions of the most significant risks that the Company is facing and how these risks are being managed, and the board hears reports on risk management from senior officers of the Company and from the chair of the Audit Committee. Our enterprise risk management process is designed to identify potential events that may affect the achievement of the Company’s objectives.

Director Qualifications

Our board has delegated to the Nominating and Corporate Governance Committee the responsibility for reviewing and recommending to the board nominees for director.  The Nominating and Corporate Governance Committee, in evaluating board candidates, considers factors such as personal character, values and disciplines, ethical standards, diversity, other outside commitments, professional background and skills, all in the context of an assessment of the needs of the board at the time. In addition, each director is expected to ensure that other existing and planned future commitments do not materially interfere with his or her responsibilities as a director.

The Nominating and Corporate Governance Committee believes that members of the Board should have the highest professional and personal ethics and values, consistent with longstanding SORL values and standards.  They should have broad experience at the policy-making level in business, government, education, technology or public interest.  They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience.  Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties.  Each director must represent the interests of all stockholders.

Identifying and Evaluating Nominees for Director

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director.  The Committee will periodically assess the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Committee will consider potential candidates for director.  Candidates may come to the attention of the Committee through current Board members, professional search firms, stockholders or other persons.  These candidates will be evaluated at regular or special meetings of the Committee, and may be considered at any point during the year.  As described above, the Committee will evaluate any stockholder nominations for candidates for the Board submitted in accordance with our bylaws.  If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials will be forwarded to the Committee.  The Committee will also review materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder.

For each of our directors, the biographies shown below highlight the experiences and qualifications that were among the most important to the Nominating and Corporate Governance Committee in concluding that the nominee should serve as a director of the Company. The Nominating and Corporate Governance Committee considers diversity in identifying nominees for director, including personal characteristics such as race and gender, as well as diversity in the experience and skills that contribute to the board’s performance of its responsibilities in the oversight of our business.

Our directors are listed below.  Messrs. Xiao Feng Zhang and Xiao Ping Zhang are brothers.  There is no other family relationship between any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer.

Name	Age	Position

Xiao Ping Zhang	47	Chief Executive Officer and Chairman

Xiao Feng Zhang	42	Director

Jung Kang Chang	44	Vice President of International Sales and Director

Li Min Zhang	54	Director

Zhi Zhong Wang	65	Director

Yi Guang Huo	67	Director

Jiang Hua Feng	44	Director

XIAO PING ZHANG - CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER (CEO)

Xiao Ping Zhang has been the CEO and chairman of the Board since the 2004 reverse merger with Fairford Holdings Limited, a Hong Kong limited liability company.  He founded the Ruili Group, a company specializing in a variety of automotive parts and components, in 1987, and has been serving as chairman of Ruili Group since then. In 2003, he was elected the President of Wenzhou Auto Parts Association, and Vice-President of China Federation of Industry and Commerce Auto & Motorbike Parts Chamber of Commerce.  Mr. Zhang is also a member of the Standing Committee of the People’s Congress in Zhejiang Province of China.  He is also currently engaged as a mentor in entrepreneurship for graduate students of Zhejiang University.  Mr. Zhang graduated from Zhejiang Radio and TV University in 1986 with a major in Industrial Management.

XIAO FENG ZHANG - DIRECTOR

Xiao Feng Zhang has been a member of the Board of Directors since the reverse merger. He served as COO from 2004 to January 14, 2010. Mr. Zhang co-founded the Ruili Group with his brother, Mr. Xiao Ping Zhang, in 1987, and served as the General Manager of Ruili Group until March 2004.  As General Manager of Ruili Group, Mr. Zhang performed oversight of the operations of all of that company’s departments.  Mr. Zhang received his diploma in economics from Shanghai Fudan University in 1994.

United States Securities and Exchange Commission
August 27, 2010

JUNG KANG CHANG - DIRECTOR AND VICE PRESIDENT, INTERNATIONAL SALES

Jung Kang Chang has been a member of our Board of Directors since the reverse merger.  From January 1998 to May 2004, Mr. Chang served as the General Manager of JieXiangHao Enterprise Company Limited based in Taipei, Taiwan.  Prior to taking office as the general manager of JieXiangHao Enterprise Company Limited, he was the sales engineer and sales manager with JieXiangHao in Taipei.  Mr. Chang has been our Vice President in charge of international sales since 2004.  Mr. Chang graduated from Taiwan Taoyuan Longhua Industry College in 1986.

LI MIN ZHANG - DIRECTOR

Dr. Li Min Zhang has been a member of our Board of Directors since August 2005.  He chairs the Audit Committee of our Board and is a member of the Nominating and Corporate Governance Committee.  Dr. Zhang currently is a professor at Beijing Jiaotong University School of Management and Economics  in Beijing, China, coaching Ph.D. candidates with an accounting major. From 1999 to 2008, Dr. Zhang was a professor at Sun Yat-Sen University Management School in Guangdong, China, coaching Ph.D. candidates with an accounting major.  During 1994 and 1995, Dr. Zhang conducted academic research at the University of Illinois at Urbana-Champaign, and practiced at Mok & Chang CPAs in USA. During 1986 and 1987, he conducted academic research at the Office of Auditor General of Canada. Dr. Zhang currently also serves as vice chairman of China Audit Society, and secretary of China Association of Chief Financial Officers.  He is a member of American Accounting Association.  Also, Dr. Zhang is involved with the China CPA Society Auditing Principles Task Force and China Audit Society Training Committee. Dr. Zhang earned his Ph.D. in Economics in January 1991.  He is experienced with accounting and auditing standards in both the United States and China.

ZHI ZHONG WANG - DIRECTOR

Zhi Zhong Wang has been a member of our Board of Directors, as well as a member of the Audit and the Compensation Committees since August 2005.  Mr. Wang is also a member of the Nominating and Corporate Governance Committee. Since 1980, Mr. Wang has been an instructor and professor at Beijing Jiaotong University (formerly Northern Jiaotong University), Department of Electrical Engineering. Before 1980, he was an electrical engineer with Science and Technology Institute of the Qiqihaer Railway Administration, Heilongjiang, China.  Mr. Wang has led over twenty research projects such as novel pneumatic generator and streamer discharging, and corona power supply for desulphurization.  His numerous publications include Research on the Novel AC Voltage Stabilized Power Supply in Power Electronics.  Mr. Wang received his bachelor degree in electrical engineering from Northern Jiaotong University in 1968.

YI GUANG HUO - DIRECTOR

Yi Guang Huo has been a member of our Board of Directors, as well as a member of the Audit Committee and chairman of the Compensation Committee under the Board since August 2005. Mr. Huo has been engaged in scientific and technological work and has been responsible for various national key research projects, such as designing and conducting experiments for automotive products, drafting ministry standards and econo-technological policies.  He has been awarded ministry-level First Prize for Technology Innovation.  Mr. Huo is Honorary President of China Federation of Industry and Commerce Auto & Motorbike Parts Chamber of Commerce, a Board member and visiting professor of Wuhan University of Technology, and secretary of Society of Auto Engineering - China. Between 1995 and 1996, Mr. Huo conducted academic research as a visiting researcher at Tokyo University Economics Department. During 1987 and 1988, he studied Scientific Research and Management with Japan Automobile Research Institute as well as Japanese automobile companies including Nissan, Hino, Isuzu and Mitsubishi.  Mr. Huo earned his B.S. degree from Jilin University Automobile Department in 1965.

JIANG HUA FENG - DIRECTOR

Jiang Hua Feng has been a member of our Board of Directors as well as a member of the Compensation Committee under the Board since August 2005. Mr. Feng Chairs the Nominating and Corporate Governance Committee. Since 1988, Mr. Feng has also been the chief lawyer at Yuhai Law Firm in Ruian, Zhejiang Province.  Mr. Feng is a member of China Lawyers Association. He is also a member of the Standing Committee of the People’s Congress in Zhejiang Province of China. Mr. Feng received his bachelor’s degree in law from East China University of Politics and Law.

Additional Information Concerning Management

Mr. Tao, age 62, has more than 20 years’ experience in the auto parts industry.  Prior to being made Chief Operating Officer of the Company, he served as Vice President of Ruili Group from 2000 until January 2004, during which time he held positions at that company with responsibility for product quality, technology and strategic planning.  From 2004 until his appointment as our Chief Operating Officer in January 2010, he also served as our Senior Vice President for Strategic Planning and Sales, as well as Corporate Secretary.

Setting Executive Compensation, page 21

6.  We note your statement that you set compensation for your named executive officers at levels “targeted” at or around the average of the compensation amounts provided to executives at comparable local companies.  As such, it appears that you use benchmarking to determine levels of executive compensation.  In future filings, please disclose the companies against which you benchmark or advise as to why this is not necessary.

United States Securities and Exchange Commission
August 27, 2010

Response:

We have not, in the past, thought it necessary to discuss the identities of the comparable local companies for two reasons:  First, these companies are not registered in the United States and do not routinely disclose this information.  We obtain it on an informal and confidential basis from them.  Second, the aggregate compensation paid to our named executive officers is quite modest by comparison with nearly every public company, and it has been our view that due to the modest levels of compensation, additional disclosure would be unnecessary for us.  If the Staff disagrees, we would appreciate the opportunity to discuss this by telephone.

Furthermore, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SORL Auto Parts, Inc.

/s/ Xiao Ping Zhang
Xiao Ping Zhang
Chief Executive Officer

Cc:

Jeffrey L. Schulte, Morris, Manning & Martin, LLP